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                             May 15, 2023

       Jason Carss
       General Counsel and Secretary
       KKR Infrastructure Conglomerate LLC
       30 Hudson Yards
       New York, NY 10001

                                                        Re: KKR Infrastructure
Conglomerate LLC
                                                            Amendment No. 3 to
Registration Statement on Form 10-12G
                                                            Filed February 3,
2023
                                                            Response Letter
dated May 9, 2023
                                                            File No. 000-56484

       Dear Jason Carss:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Correspondence filed May 9, 2023

       Exhibit A, page 3

   1. We note your response to prior comment 1 and reissue our comment in part. Please confirm that you will
provide a statement that the Manager is ultimately responsible for your NAV calculations
in future filings, as disclosure in Item 9 of your Form 10 is unclear whether the Manager or
the Administrator is responsible for the calculation.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              You may contact Howard Efron at 202-551-3439 or Kristina Marrone at 202-551-3429 if
       you have questions regarding comments on the financial statements and related matters. Please contact Isabel Rivera at 202-551-3518 or Pam Long at 202-551-3765 with any other questions.-
 Jason Carss
KKR Infrastructure Conglomerate LLC
May 15, 2023
Page 2



                                                   Sincerely,
FirstName LastNameJason Carss
                                                   Division of Corporation
Finance
Comapany NameKKR Infrastructure Conglomerate LLC
                                                   Office of Real Estate &
Construction
May 15, 2023 Page 2
cc:       Mark Brod
FirstName LastName